DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/14/06

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

368,400

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

368,400
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

368,400

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.82%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

This statement constitutes amendment No.3 to the Schedule 13D filed on June 5, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
Management of RHR has rejected numerous requests by the reporting persons to discuss measures to address RHR's persistent discount. As a result of these rejections, the reporting persons publicly announced its intention to nominate directors for election at the next annual meeting and to propose that shareholders vote to terminate RHR's advisory agreement with RMR Advisors, Inc. RHR then filed a lawsuit whose primary purpose appears to be to protect RMR's management fees (see
Exhibit 1).


Item 7 is amended as follows:
Item 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Press Release

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/17/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

Exhibit 1.

(BSNS WIRE) RMR Hospitality & Real Estate Fund Sues Its Largest
Shareholder (AMEX: RHR)

Business Editors / Financial Editors

SADDLE BROOK, N.J. -- (BUSINESS WIRE)--November 14, 2006-- Bulldog Investors General Partnership ("BIGP"), the largest shareholder of RMR Hospitality & Real Estate Fund ("RHR") today announced that RHR has sued BIGP to enforce a purported ownership limitation on RHR's stock. RHR's lawsuit was filed after BIGP publicly announced its intention to nominate directors for an election at the next annual meeting and to propose shareholders vote to terminate RHR's advisory agreement with RMR Advisors, Inc.

Phillip Goldstein, a principal of BIGP, commented:

We believe that RHR imposes a limitation that is not in the best interest of its shareholders and is discriminatory because RMR Advisors is exempt from the provision. After we brought this concern to management's attention, Thomas
M. O'Brien, RHR's President and a principal of RMR Advisors advised us that "shareholder democracy" is "inappropriate" for RHR and is incompatible with its business plan.

The Investment Company Act of 1940 has a policy to prevent investment companies like RHR from issuing stock that has unequal voting rights or contains inequitable or discriminatory provisions. Ignoring the policies of the Investment Company Act of 1940, the RHR's board adopted a provision in its Agreement and Declaration of Trust that bars anyone other than RMR Advisors or its affiliates from acquiring more than 9.8% of RHR's shares.

Mr. Goldstein added: "We are hopeful that the court will take a more hospitable view of shareholder rights than Mr. O'Brien.
The primary purpose of management's tactics including this lawsuit is pretty obvious."

Contact: Phillip Goldstein, Bulldog Investors General
Partnership 914-747-5262